EXHIBIT 21.1
COMSYS IT Partners, Inc.
List of Significant Subsidiaries

Subsidiary	Jurisdiction	Trade Names

COMSYS Services LLC	Delaware	COMSYS
COMSYS Information Technology Services, Inc.	Delaware	COMSYS
Econometrix, LLC	Delaware	Econometrix
Plum Rhino Consulting, LLC	Delaware	plumRHINO
Praeos Technologies, LLC	Delaware	Praeos
Pure Solutions, Inc.	California	Pure Solutions
TWC Group Consulting, LLC	Delaware	TWC
ASET International Services Corporation	Virginia	ASET